                                                                                        Exhibit 11
                                   GTE CORPORATION AND SUBSIDIARIES
                               CALCULATION OF EARNINGS PER COMMON SHARE
                                                     Three Months Ended            Nine Months Ended
                                                        September 30                  September 30
                                                     1995          1994           1995         1994
                                                                      (In Thousands)
  Consolidated net income                           $694,810     $656,905      $1,818,983    $1,749,955

  Adjustments to net income:
  Add - Preferred dividend requirements on
          dilutive convertible preferred stocks          134          143             403           481
        Interest expense, net of tax
          effect, on employees' stock plans              675          555           1,277         1,096
            Total adjustments                            809          698           1,680         1,577

  Adjusted consolidated net income                  $695,619     $657,603      $1,820,663    $1,751,532

  Average common shares                              970,243      958,400         968,934       956,143

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks            513          554             523           580
        Employees' stock and stock option plans        4,104        3,763           3,934         3,387
            Total adjustments                          4,617        4,317           4,457         3,967

  Adjusted average common shares                     974,860      962,717         973,391       960,110

  EARNINGS PER COMMON SHARE:
     Primary (1)                                        $.72         $.69           $1.88         $1.83

     Fully diluted (2)                                  $.71         $.68           $1.87         $1.82

  (1)  Computed by dividing net income for the periods by the average common shares outstanding.  Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

       (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
            Equivalent common shares to be added to average shares for the employees' stock plans and stock ownership plan are computed according to the "treasury stock"
            method.

       (b)  Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.
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